Exhibit 3.1

CERTIFICATE OF DESIGNATION

OF

MANDATORILY CONVERTIBLE NON-CUMULATIVE

JUNIOR PARTICIPATING PREFERRED STOCK, SERIES B

OF

FNBH BANCORP, INC.

FNBH Bancorp, Inc., a corporation organized and existing under the laws of the State of Michigan (the "Company"), in accordance with the provisions of Section 302 of the Michigan Business Corporation Act, certifies:

A. The present name of the Company is FNBH Bancorp, Inc.

B. The Corporation Identification Number (CID) assigned by the Department of Licensing and Regulatory Affairs is 432207.

C. The location of the registered office of the Company is 101 East Grand River Avenue, Howell, Michigan 48843.

D. The following is a true and correct copy of a resolution designating and prescribing the relative rights, preferences, and limitations of the Company's Series B Mandatorily Convertible Non-Cumulative Junior Participating Preferred Stock, which was duly adopted by the Company's Board of Directors on June 3, 2013.

RESOLVED, that pursuant to the authority vested in the Board of Directors of this Company in accordance with the provisions of its Articles of Incorporation, a series of preferred stock of the Company be and is created and the designation, amount, qualifications, limitations, and other rights and restrictions of the shares of such Series B Preferred Stock are as follows:

Section 1. Designation and Amount.

The series of preferred shares shall be designated as the Company's "Mandatorily Convertible Non-Cumulative Junior Participating Preferred Stock, Series B," no par value per share (the "Series B Preferred Stock"), and the number of shares constituting the Series B Preferred Stock shall be 20,000. Such number of shares may be increased or decreased by resolution of the Board of Directors; provided, that no decrease shall reduce the number of shares of Series B Preferred Stock to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights, or warrants or upon the conversion of any outstanding securities issued by the Company convertible into Series B Preferred Stock. Each share of Series B Preferred Stock shall be identical in all respects to every other share of Series B Preferred Stock.

Section 2. Definitions

"Automatic Conversion Date" has the meaning set forth in Section 7(b).

"Common Stock" means the Company's common stock, no par value per share.

"Company" means FNBH Bancorp, Inc., a Michigan corporation.

"Conversion Date" has the meaning set forth in Section 7(a).

"Conversion Price" means $0.70, subject to adjustment pursuant to Section 8.

"Distribution" means the transfer from the Company to its shareholders of cash, securities, or other assets or property, including, without limitation, evidences of indebtedness, shares of capital stock, or other securities, including, without limitation, any dividend or distribution of rights or warrants to purchase shares of Common Stock (other than rights issued pursuant to a shareholders' rights plan, a dividend reinvestment plan, or other similar plans), without consideration, whether by way of dividend or otherwise.

"Exchange Property" has the meaning set forth in Section 9.

"Person" means a legal person, including any individual, corporation, estate, partnership, joint venture, association, joint-stock company, limited liability company, or trust.

"Series B Parity Securities" has the meaning set forth in Section 3.

"Series B Preferred Stock" has the meaning set forth in Section 1.

"Subsidiary" means any entity in which the Company, directly or indirectly, owns sufficient capital stock or holds a sufficient equity or similar interest such that it is consolidated with the Company in the financial statements of the Company or has the power to elect a majority of the board of directors or other persons performing similar functions.

Section 3. Ranking.

The Series B Preferred Stock will, with respect to dividend rights and rights on liquidation, winding up, and dissolution, rank (i) on a parity with (A) the Common Stock, and (B) each other class or series of equity securities of the Company the terms of which do not expressly provide that such class or series will rank senior or junior to the Series B Preferred Stock as to dividend rights and/or rights on liquidation, winding up, and dissolution of the Company (collectively with the Common Stock, referred to as "Series B Parity Securities"), and (ii) junior to each other class or series of equity securities of the Company the terms of which expressly provide that such class or series will rank senior to the Series B Preferred Stock as to dividend rights and/or rights on liquidation, winding up, and dissolution of the Company. The Company has the power to authorize and/or issue additional shares or classes or series of equity securities without the consent of any holder of shares of Series B Preferred Stock. The definition of "Series B Parity Securities" shall include any options, warrants, and any other rights exercisable for or convertible into Series B Parity Securities.

Section 4. Dividends and Distributions.

As long as any shares of Series B Preferred Stock are outstanding, the Company shall not declare, pay, or set apart for payment any dividend or make any Distribution on any Common Stock, unless at the time of such dividend or Distribution the Company simultaneously pays a non-cumulative dividend or makes a Distribution, which non-cumulative dividend or Distribution shall be payable in cash or the same securities or other assets or other property as is paid to holders of Common Stock, on each outstanding share of Series B Preferred Stock in an amount equal to the product of (A) any per share dividend or Distribution paid on the Common Stock multiplied by (B) a fraction, (i) the numerator of which is $1,000 and (ii) the denominator of which is the then-applicable Conversion Price. Each dividend payable pursuant to this Section 4 will be payable to holders of record of the Series B Preferred Stock as they appear in the records of the Company on the applicable record date for such dividend or Distribution.

Section 5. Liquidation, Dissolution, or Winding Up.

Upon any liquidation, dissolution, or winding up of the Company, the holders of outstanding shares of Series B Preferred Stock shall be entitled to receive liquidating distributions in such amounts as such holders would be entitled to receive if all of the Series B Preferred Stock held by such holder were converted solely and directly into Common Stock immediately before such liquidation, dissolution, or winding up. For purposes of this Section 5, the Company's consolidation or merger with or into any other entity, the consolidation or merger of any other entity with or into the Company, or the sale of all or substantially all of the Company's assets, property, or business will not constitute its liquidation, dissolution, or winding up.

Section 6. Maturity.

The Series B Preferred Stock shall be perpetual until converted in accordance with this Certificate of Designation.

Section 7. Conversion Into Common Stock.

(a) At any time the Company has shares of Common Stock authorized and available for issuance, the Company may require any holder of any outstanding shares of Series B Preferred Stock to convert all or a portion of such holder's shares of Series B Preferred Stock into a number of shares of Common Stock determined by dividing (i) $1,000 by (ii) the then-applicable Conversion Price. The Company may exercise such right by providing written notice of such conversion to such holder(s). Such notice shall specify the "Conversion Date," which shall be at least five (5) days after the date such notice is given.

(b) Without limiting the generality of Section 7(a) above, upon any amendment to the Company's Articles of Incorporation that becomes effective after the date this Certificate of Designation is filed by the State of Michigan that increases the number of shares of Common Stock the Company is authorized to issue to a number of shares at least as great as the number of shares of Common Stock issuable upon conversion of all then outstanding shares of Series B Preferred Stock into Common Stock (the date the Articles of Incorporation are amended to reflect such increase is referred to as the "Automatic Conversion Date"), each issued and outstanding share of Series B Preferred Stock shall be automatically converted into a number of shares of Common Stock determined by dividing (i) $1,000 by (ii) the then-applicable Conversion Price, without further action by either the Company or any holder of a share of Series B Preferred Stock.

(c) Effective as of the close of business on the Automatic Conversion Date or any Conversion Date, any certificate representing any shares of Series B Preferred Stock shall evidence only the right to receive the shares of Common Stock in which such shares of Series B Preferred Stock have been converted. As soon as practicable after the Automatic Conversion Date or any Conversion Date, the Company shall take such action as is necessary to exchange any certificate representing shares of Series B Preferred Stock for one or more certificates representing the Common Stock into which such Series B Preferred Stock was converted or to otherwise reflect issuance of such shares of Common Stock in book entry form.

Section 8. Anti-Dilution Adjustments.

(a) At any time after the date on which this Certificate of Designation is filed by the State of Michigan, if the number of shares of Common Stock of the Company outstanding at any time is increased or decreased by a subdivision or combination of the outstanding shares, or if additional shares are issued by the Company in connection with any stock split or dividend, then the Conversion Price shall be appropriately adjusted so that the number of shares of Common Stock issuable on conversion of a share of Series B Preferred Stock shall be increased or decreased, as the case may be, in proportion to such increase or decrease in outstanding shares of Common Stock. All adjustments to the Conversion Price shall be calculated to the nearest one-tenth (1/10) of a cent. No adjustment in the Conversion Price shall be required if such adjustment would be less than $0.01; provided that any adjustments which by reason of this sentence are not required to be made shall be carried forward and taken into account in any subsequent adjustment; provided, further, that on any Automatic Conversion Date, adjustments to the Conversion Price will be made with respect to any such adjustment carried forward that has not been taken into account before such date. No adjustment to the Conversion Price shall be made if the holders of the Series B Preferred Stock may participate in the transaction that would otherwise give rise to an adjustment as a result of holding the Series B Preferred Stock (including, without limitation, pursuant to Section 4 above), without having to convert the Series B Preferred Stock, as if they held the full number of shares of Common Stock into which a share of the Series B Preferred Stock may then be converted.

(b) The Conversion Price shall not be adjusted: (i) upon the issuance of any shares of Common Stock or rights or warrants to purchase those shares pursuant to any present or future employee, director, or consultant benefit plan or program of or assumed by the Company or any of its Subsidiaries; or (ii) upon the issuance of any shares of Common Stock pursuant to any option, warrant, right, or exercisable, exchangeable, or convertible security outstanding as of the date shares of the Series B Preferred Stock were first issued and not substantially amended thereafter.

(c) As soon as practicable following the occurrence of an event that requires an adjustment to the Conversion Price pursuant to Section 8(a), the Company shall provide, or cause to be provided, a written notice to the holders of the Series B Preferred Stock of the occurrence of such event and the adjusted Conversion Price.

Section 9. Reorganization Events.

As long as any shares of Series B Preferred Stock remain outstanding, if there occurs, in one transaction or a series of related transactions: (i) any reorganization, merger, share exchange, consolidation, or similar transaction (other than a transaction pursuant to which the Company is the surviving entity and pursuant to which the shares of Common Stock outstanding immediately prior to the transaction are not exchanged for cash, securities, or other property of the Company or another Person); (ii) any transaction resulting in the sale, transfer, lease, or conveyance to another Person of all or substantially all of the assets of the Company, in each case pursuant to which the Common Stock will be converted into cash, securities, or other property of the Company or another Person; or (iii) any statutory exchange of the outstanding shares of Common Stock for securities of another Person (other than in connection with a merger or acquisition) (any such event specified in this Section 9, a "Reorganization Event"), then each share of Series B Preferred Stock outstanding immediately prior to such Reorganization Event shall be deemed, solely for purposes of this Section 9, to have converted, effective immediately prior to the effective time of the Reorganization Event, into the number of shares of Common Stock into which one share of Series B Preferred Stock would then be convertible; provided that, notwithstanding the foregoing and for the avoidance of doubt, the shares of Series B Preferred Stock shall not convert into shares of Common Stock upon the occurrence of a Reorganization Event. Any agreement setting forth the terms and conditions of, or otherwise relating to, a Reorganization Event shall provide that the holders of the Series B Preferred Stock will be entitled to receive the type and amount of securities, cash, and other property receivable in such Reorganization Event (such securities, cash, and other property, the "Exchange Property") by the holder of the number of shares of Common Stock into which one share of Series B Preferred Stock held by such holder, plus all accrued and unpaid dividends, up to but excluding the date of consummation of such Reorganization Event, would then be convertible. If the holders of the shares of Common Stock have the opportunity to elect the form of consideration to be received in such transaction, the holders of the Series B Preferred Stock shall likewise be entitled to make such an election. The above provisions of this Section 9 shall similarly apply to successive Reorganization Events and the provisions of Section 8 shall apply to any shares of capital stock of the Company (or any successor) received by the holders of the Common Stock in any such Reorganization Event. The Company (or any successor) shall, within seven days of the consummation of any Reorganization Event, provide written notice to the Holders of such consummation of such event and of the kind and amount of the cash, securities, or other property that constitutes the Exchange Property. Failure to deliver such notice shall not affect the operation of this Section 9. The Company shall not enter into any agreement for a transaction constituting a Reorganization Event unless such agreement provides for or does not interfere with or prevent (as applicable) a transaction that is consistent with and gives effect to this Section 9.

Section 10. Voting Rights.

In addition to any other voting rights required by law, the holders of shares of Series B Preferred Stock shall have the following voting rights:

(a) Each share of Series B Preferred Stock shall entitle the holder of such share to a number of votes, on all matters submitted to a vote of the shareholders of the Company, equal to the number of shares of Common Stock into which such share of Series B Preferred Stock is convertible as of the record date for such vote.

(b) Except as otherwise set forth in this Certificate of Designation, in any other Certificate of Designation creating a series of preferred stock or any similar stock, bylaw, or as otherwise provided by law, (i) the holders of shares of Series B Preferred Stock and the holders of shares of Common Stock and any other capital stock of the Company having general voting rights shall vote together as one class on all matters submitted to a vote of shareholders of the Company, and (ii) holders of Series B Preferred Stock shall have no special voting rights and their consent shall not be required for taking any corporate action (except to the extent they are entitled to vote with holders of Common Stock as set forth in this Certificate of Designation).

Section 11. Fractional Shares.

No fractional shares of Common Stock will be issued as a result of any conversion of shares of Series B Preferred Stock. In lieu of any fractional share of Common Stock otherwise issuable in respect of any conversion of Series B Preferred Stock, the Company shall pay an amount in cash (computed to the nearest cent) equal to the same fraction of the closing price of the Common Stock determined as of the second trading day immediately preceding the applicable conversion date. If more than one share of the Series B Preferred Stock is surrendered for conversion at one time by or for the same holder, the number of full shares of Common Stock issuable upon conversion shall be computed on the basis of the aggregate number of shares of the Series B Preferred Stock so surrendered.

Section 12. Reacquired Shares.

Any shares of Series B Preferred Stock purchased or otherwise acquired by the Company in any manner whatsoever shall be retired and canceled promptly after their acquisition. All such shares shall upon their cancellation become authorized but unissued shares of preferred stock and may be reissued as part of a new series of the preferred stock subject to the conditions and restrictions on issuance set forth in this Certificate of Designation, in the Articles, or in any other certificate of designation creating a series of preferred stock or any similar stock or as otherwise required by law. The Company may from time to time take such appropriate action as may be necessary to reduce the authorized number of shares of Series B Preferred Stock; provided, that the Company shall not take any such action if such action would reduce the authorized number of shares of Series B Preferred Stock below the number of shares of Series B Preferred Stock then outstanding.

Section 13. No Redemption.

The shares of Series B Preferred Stock shall not be redeemable.

Section 14. Miscellaneous

(a) All notices referred to in this Certificate of Designation shall be in writing, and, unless otherwise specified, all notices shall be deemed to have been given upon the earlier of receipt or three business days after the mailing of such notice if sent by registered or certified mail with postage prepaid, addressed: (i) if to the Company, to its office at 101 East Grand River, Howell, Michigan 48843, Attention: Chief Executive Officer, (ii) if to any holder of Series B Preferred Stock, to such holder at the address of such holder as listed in the stock record books of the Company, or (iii) to such other address as the Company or any such holder, as the case may be, shall have designated by notice similarly given.

(b) The shares of Series B Preferred Stock shall not have any voting powers, preferences, or relative, participating, optional, or other special rights, or qualifications, limitations, or restrictions on any of the foregoing, other than as set forth in this Certificate of Designation, in the Articles of Incorporation, or as provided by applicable law.

(c) The Articles shall not be amended in any manner which would materially alter or change the powers, preferences, or special rights of the Series B Preferred Stock so as to affect them adversely without the affirmative vote of the holders of at least a majority of the outstanding shares of Series B Preferred Stock, voting together as a single class.

IN WITNESS WHEREOF, FNBH Bancorp, Inc. has caused this Certificate of Designation to be signed by its duly authorized officer as of the 2nd day of December, 2013.

/s/ Ronald L. Long
Ronald L. Long
President and Chief Executive Officer
FNBH Bancorp, Inc.